SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

5.0% CONVERTIBLE SENIOR NOTES DUE 2029
(Title of Class of Securities)

457461AC5

(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP Three First National Plaza
70 West Madison
Suite 3800
Chicago, Illinois 60602-4342
(312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$29,945,375.00	$3,479.66

*                Calculated solely for purposes of determining the filing fee. The purchase price of the 5.0% Convertible Senior Notes due 2029 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of October 15, 2014, there was $29,215,000 in aggregate principal amount of Notes outstanding and it is expected that there will be accrued and unpaid interest due equal to $25.00 per $1,000 principal amount of the Notes, resulting in an aggregate maximum purchase price of $29,945,375.00.

**         The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of August 10, 2010 (the “Indenture”), among Inland Real Estate Corporation, a Maryland corporation (the “Company”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the Company’s 5.0% Convertible Senior Notes due 2029 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell the Notes at the Holder’s option, and the obligation of the Company to repurchase a selling Holder’s Notes, as set forth in the Company Notice to Holders of 5.0% Senior Convertible Notes due 2029, dated October 16, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 4 and 6 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into shares of common stock, $0.01 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes, including the Company’s right to pay cash in lieu of common stock for some or all of any Notes to be converted. The Company maintains its principal executive offices at 2901 Butterfield Road, Oak Brook, Illinois 60523, and the telephone number is (630) 218-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 5.         Past Contracts, Transactions, Negotiations and Agreements.

(e)                                  Agreements Involving the Company’s Securities.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Notes:

(i)                                     5.0% Convertible Senior Notes Due 2029 Indenture, dated as of August 10, 2010, between Inland Real Estate Corporation and Wells Fargo Bank, National Association, as Trustee.

(ii)                                  Form of 5.0% Convertible Senior Note due 2029.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the other securities issued by the Company:

(i)                                     Fifth Articles of Amendment and Restatement of the Company, as amended.

(ii)                                  Amended and Restated Bylaws of the Company effective August 5, 2013.

(iii)                               Inland Real Estate Corporation 2014-2016 Long-Term Incentive Program.

(iv)                              First Amendment to the Limited Partnership Agreement of INP Retail, L.P. made and entered into as of October 9, 2012.

(v)                                 Dividend Reinvestment Plan of the Company.

(vi)                              2005 Equity Award Plan.

(vii)                           Employment Agreement between Inland Real Estate Corporation and Mark E. Zalatoris, effective as of January 1, 2014.

(viii)                        Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2014.

(ix)                              Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2014.

(x)                                 Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2014.

(xi)                              Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2014.

(xii)                           Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010.

(xiii)                        Account Agreements, dated as of December 22, 2009 and May 24, 2007, between Deutsche Bank Securities Inc. and Daniel L. Goodwin, pursuant to which Deutsche Bank Securities Inc. agrees to extend margin credit to Daniel L. Goodwin for the purchase of securities or options and Daniel L. Goodwin may pledge securities, including securities issued by the Company, as collateral securing Mr. Goodwin’s obligations with respect to the applicable margin account.

(xiv)                       Account Agreement, dated as of September 14, 2009, between Deutsche Bank Securities Inc. and Eagle I Financial Corporation (“Eagle”), pursuant to which Deutsche Bank Securities Inc. agrees to extend credit to Eagle I Financial Corporation for the purchase of securities or options and Eagle may pledge securities, including securities issued by the Company, as collateral securing Eagle’s obligations with respect to the applicable margin account.

(xv)                          Fifth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of August 30, 2010, between Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Partnership Ownership Corporation, collectively as Pledgor, and Bank of America, N.A., as Administrative Agent, pursuant to which the Pledgor granted a security interest in 7,349,228 shares of the Company’s common stock to the Administrative Agent, and other entities which may become parties as lenders, as a condition to the continued effectiveness of a credit agreement between the parties and as security for a $40 million line of credit available to the Pledgor.

(xvi)                       Sales Agency agreement, dated November 16, 2012, among Inland Real Estate Corporation, BMO Capital Markets, Jeffries & Company, Inc. and KeyBanc Capital Markets, Inc.

(xvii)                    2014 Equity Award Plan.

For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on April 28, 2014, the Company’s Definitive Proxy Statement on Schedule 14A relating to its Annual Meeting of Stockholders, filed on April 30, 2014, and the Company’s SEC filings listed in the Exhibit Index to this Schedule TO that correspond to the plans and agreements listed in this Item 5, which Annual Report, Definitive Proxy Statement and SEC filings are incorporated by reference into this Item 5 disclosure.

In addition to the agreements listed in (i) — (xvii) above, the information set forth under the headings “Stock Owned by Certain Beneficial Owners and Management,” “Director Compensation” and “Compensation Discussion and Analysis,” in the Company’s Definitive Proxy Statement on Schedule 14A relating to its Annual Meeting of Stockholders, filed on April 30, 2014, is incorporated by reference into this Item 5 disclosure.

Item 10. Financial Statements.

(a)                                 Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically through EDGAR.

(b)                             Not applicable.

Item 11. Additional Information.

(a)                                 Not applicable.

(b)                                 Not applicable.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2014	INLAND REAL ESTATE CORPORATION

	By:	/s/ MARK E. ZALATORIS
Mark E. Zalatoris
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Company Notice to Holders of 5.0% Convertible Senior Notes due 2029, dated October 16, 2014.*

(a)(5)	Press Release issued on October 16, 2014.*

(b)(1)

Fifth Amended and Restated Credit Agreement, dated as of August 21, 2012, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as a Lender and as Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; PNC Bank, National Association as a Lender and the other entities which may become parties as additional Lenders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 27, 2012 (file number 001-32185)).

(b)(2)

Reformation and Modification of Fifth Amended and Restated Credit Agreement dated July 3, 2014, effective as of August 21, 2012 (incorporated herein by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, as filed with the SEC on August 8, 2014 (file number 001-32185)).

(b)(3)

First Amendment to Fifth Amended and Restated Credit Agreement, dated as of August 23, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 29, 2013 (file number 001-32185)).

(b)(4)

Reformation and Modification of Fifth Amended and Restated Credit Agreement dated April 23, 2013, effective as of August 21,2012 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, as filed by the Company with the SEC on August 8, 2013 (file number 001-32185)).

(b)(5)

Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of July 31, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 6, 2014 (file number 001-32185)).

(d)(i)

Inland Real Estate Corporation 5.0% Convertible Senior Notes Due 2029 Indenture, dated as of August 10, 2010, between Inland Real Estate Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 16, 2010, as filed by the Company with the SEC on August 16, 2010 (file number 001-32185)).

(d)(ii)

Form of 5.0% Convertible Senior Note due 2029 (incorporated by reference to Exhibit A-1 of Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 16, 2010, as filed by the Company with the SEC on August 16, 2010 (file number 001-32185)).

(d)(iii)

Inland Real Estate Corporation 2014-2016 Long-Term Incentive Program (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(iv)

Fifth Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on August 8, 2013 (file number (001-32185)).

(d)(v)

First Amendment to the Limited Partnership Agreement of INP Retail, L.P. made and entered into as of October 9, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on October 15, 2012 (file number 001-32185)).

(d)(vi)	Amended and Restated Bylaws of the Company effective August 5, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, as filed by the

Company with the SEC on August 8, 2013 (file number 001-32185)).

(d)(vii)	Dividend Reinvestment Plan of the Company (incorporated herein by reference to the Company’s Form S-3 Registration Statement, as filed with the SEC on July 15, 2009 (file number 333-160582)).

(d)(viii)

2005 Equity Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 23, 2005, as filed with the SEC on June 28, 2005 (file number 001-32185)).

(d)(ix)

Employment Agreement between Inland Real Estate Corporation and Mark E. Zalatoris, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(x)

Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xi)

Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xii)

Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xiii)

Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2014 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on May 6, 2014 (file number 001-32185)).

(d)(xiv)

Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2010, as filed with the SEC on June 9, 2010 (file number 001-32185)).

(d)(xv)

Form of Account Agreements, dated as of December 22, 2009 and May 24, 2007, between Deutsche Bank Securities Inc. and Daniel L. Goodwin (incorporated herein by reference to Exhibit (d)(xvii) to the Company’s Tender Offer Statement on Schedule TO filed with the SEC on October 17, 2011 (file number 005-59279)).

(d)(xvi)

Form of Account Agreement, dated as of September 14, 2009, between Deutsche Bank Securities Inc. and Eagle I Financial Corporation (incorporated herein by reference to Exhibit (d)(xviii) to the Company’s Tender Offer Statement on Schedule TO filed with the SEC on October 17, 2011 (file number 005-59279)).

(d)(xvii)

Fifth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of August 30, 2010, between Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Partnership Ownership Corporation, collectively as Pledgor, and Bank of America, N.A., as Administrative Agent (incorporated herein by reference to Exhibit (d)(xix) to the Company’s Tender Offer Statement on Schedule TO filed with the SEC on October 17, 2011 (file number 005-59279)).

(d)(xviii)

Sales Agency agreement, dated November 16, 2012, among Inland Real Estate Corporation, BMO Capital Markets, Jeffries & Company, Inc. and KeyBanc Capital Markets, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on November 16, 2012 (file number 00132185)).

(d)(xix)	2014 Equity Award Plan (incorporated herein by reference to the Company’s Definitive

Annual Meeting Proxy Statement on Schedule 14A, as filed with the SEC on April 30, 2014 (file number 001-32185)).

(g)	Not applicable.

(h)	Not applicable.

* Filed as an exhibit to this Schedule TO.